					Exhibit 12
Motorola Solutions, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31

(In Millions)	2019	2018	2017	2016	2015

Pretax income (1)	$997	$1,098	$1,079	$839	$930

Fixed charges (as calculated below)	281	276	246	253	200

Earnings (2) (3)	$1,278	$1,374	$1,325	$1,091	$1,130

Fixed charges:

Interest expense	$237	$240	$215	$225	$186

Rent expense interest factor	44	36	31	28	14

Total fixed charges (2)	$281	$276	$246	$253	$200

Ratio of earnings to fixed charges	4.5	5.0	5.4	4.3	5.7

Notes
(1) After adjustments required by Item 503 (d) of SEC Regulation S-K.

(2) As defined in Item 503 (d) of SEC Regulation S-K.

(3) The Company has no capitalized interest.